Welcome to the First Merchants family!

We are growing! Welcome Monroe Bank & Trust to the First Merchants family. Your employee welcome packet includes: Message from CEOs Mike Rechin and Doug Chaffin First Merchants History Key Messages & Talking Points How We Deliver First Merchants Locations Benefits Information First Merchants Serves Executive Biographies FMC Fact Sheet

October 8, 2018 Fellow MB&T Employees: We are excited to announce that Monroe Bank & Trust is planning to join First Merchants Bank. The boards of First Merchants Corporation and MBT Financial Corporation have approved an agreement to merge our two companies. Pending finalization, MB&T will join the First Merchants team. We’re sure that you have many questions about your employment, your customers and your community. Our intention to join together in a planned process that takes into consideration all of your valid concerns. The partnership process includes three primary milestones: Public Announcement (occurring today), Legal Close (when MB&T legally becomes part of First Merchants) and System Integration (when we migrate your customers into First Merchants products and systems and rebrand Monroe Bank & Trust to First Merchants Bank). The enclosed materials are intended to provide you with some initial information. We also believe in honesty and want to assure you that you will receive regular, on-going communication throughout the entire process. Let us begin by sharing who First Merchants is. Founded in 1893 and headquartered in Muncie, Indiana, First Merchants is a $9.7B asset organization. The bank operates as First Merchants Bank and First Merchants Private Wealth Advisors, and supports customer needs through three primary lines of business: Commercial Banking, Personal Banking and Private Wealth Advisory. As the largest financial services holding company headquartered in Central Indiana, the “whole bank” delivery model creates a competitive advantage. This includes delivering high levels of responsiveness and knowledge through all lines of business while leveraging high-quality administration and expertise. We’re confident our planned partnership will be mutually beneficial to our customers, communities and shareholders, as well as you, our team members. Looking forward, the combined strength of our companies will allow us to offer a wider array of services, more access and a better overall banking experience. As one company, we will also be better positioned to provide opportunities for talented team members like you. First Merchants respects and values people as a competitive advantage, offering a comprehensive benefits package, family-friendly work environment, and a variety of learning and development opportunities. Like MB&T, FMB believes in helping and encourages volunteer efforts with paid time off for community days. We’re sure you have questions about First Merchants and what this news means to you and your customers. As we prepare to combine our organizations, rest assured that we will remain true to the principles that both of our companies were founded on and what has made our stories great: local decisions, customer focus, community involvement and engaged teammates. The entire First Merchants team is excited for our partnership and to continue delivering on our promise to clients and communities alike when we say, we believe in the story of you. Mike Rechin Doug Chaffin President & CEO, First Merchants Bank President & CEO, Monroe Bank & Trust 1

ADDITIONAL INFORMATION Forward Looking Statement This presentation contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed merger (the “Merger”) between First Merchants Corporation (“First Merchants”) and MBT Financial Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of First Merchants’ goals, intentions and expectations; statements regarding the First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits, whether with respect to the Merger or otherwise. These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of First Merchants and MBT Financial Corporation. will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required governmental and shareholder approvals, and the ability to complete the Merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of First Merchants to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like First Merchants’ affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with the First Merchants’ business; and other risks and factors identified in each of First Merchants’ filings with the Securities and Exchange Commission. Neither First Merchants nor MBT Financial Corporation undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this presentation or press release. In addition, First Merchants’ and MBT Financial Corporation’s past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not. 2

MBT MONROE BANK & TRUST | First Merchants

Monroe Bank & Trust/First Merchants Bank Partnership

KEY MESSAGES

Subject to approval by Monroe Bank & Trust shareholders and banking regulators, we plan to merge Monroe Bank & Trust with First Merchants Bank. With this combination, the company will be approximately $11 billion in combined assets, providing financial strength and the ability to continue our mission of being a high performing, customer-centric company. The planned combination of Monroe Bank & Trust and First Merchants Bank represents an alliance between two well respected and like-minded companies.

The combination of Monroe Bank & Trust and First Merchants Bank provides clients, teammates and communities with:

- Innovation of our products and services
- The power and convenience of a single source partner for all of your financial needs
- Opportunities for employment and career growth
- Greater impact through community commitment
- Even more responsive and knowledgeable banking (centers of influence)
- More bankers delivering our knowledge edge
- Increased convenience through more locations and digital banking options

- We share a vision of providing relationship focused community banking, while striving to become the highest performing bank in every market we serve. The core values of both companies share a commitment to local decision making, personal service, long-term relationships and community involvement.
- Monroe Bank & Trust will become one of seven regions within First Merchants Bank, providing robust growth opportunities in southeast Michigan and northwest Ohio.
- First Merchants Corporation is currently a $9.7 billion financial services holding company, the largest headquartered in Central Indiana. Looking forward, our company would have approximately $11 billion in combined assets, giving us the ability to leverage costs and expenses (economies of scale), for items such as health insurance, IT, internal processing, regulatory and compliance management, etc.
- First Merchants has a solid balance sheet, with a history of strong earnings, and most importantly, has been serving and providing trusted advice to local communities, like those in Monroe and Wayne Counties, for over 125 years.
- For customers, this combination would support broader access to diverse product and service offerings, including enhanced commercial lending limits, P2P payments, online mortgage applications and more.

200 East Jackson Street 〉 Muncie, IN 〉 1.800.205.3464 〉 FirstMerchants.com

MEMBER FDIC

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We intend to finalize the combination of Monroe Bank & Trust and First Merchants Bank in the first quarter of 2019 pending the necessary approvals. • The boards of both companies have already signed an agreement to merge. • Next, we plan to get approval from regulators and the shareholders of Monroe Bank & Trust. • We look forward to finalizing the combination once final approvals are obtained. Who is First Merchants? • First Merchants is the largest financial services company headquartered in Central Indiana, with over 100 locations in 31 Indiana, two Ohio, and two Illinois counties. • Our community banking history dates back to 1893, giving us over 125 years of experience. • We provide customers with financial services delivered locally by bankers who are known and trusted in their communities. We take pride in building deep, lifelong relationships where customers can bank with their neighbors and friends. • The First Merchants family includes First Merchants Bank and First Merchants Private Wealth Advisors. Will you be keeping all Monroe Bank and Trust banking centers? • Yes, all current MB&T banking centers will remain open. • Looking forward, MB&T customers would be able to conduct business in 4 states. Our combined bank will provide service through over 100 locations throughout 31 counties in Indiana, as well as two counties in both Illinois and Ohio. Will my account number/debit card/service charge change? • Most account numbers won’t change unless they are duplicates. As we prepare to finalize our partnership, we’ll be evaluating accounts and planning to integrate our systems. We pledge to communicate any necessary changes to you in a clear and timely manner. • For now, it’s business as usual, and you may do your banking as you’ve always done, using your existing account numbers, logins, etc. 4

Will the name of my bank change? • As part of our planned partnership, Monroe Bank and Trust will proudly be taking the First Merchants Bank name, but the people who serve our great customers will not change. • We believe that banking is personal, and pledge to continue to provide the same personal service and advice you’re accustomed to, coming from the same great people you know and trust. The community banking principles MB&T stands for are alive and well. • By taking on a new name, we will be better able to deliver the strength our larger company offers, while keeping our promise to support your ability to deliver personal service, every day. Why is this happening/Why First Merchants? • Over the next few days, you may read headlines that say "First Merchants Acquires Monroe Bank and Trust" or "Monroe Bank and Trust Sells to First Merchants.” While those headlines are technically correct, they don't properly convey the real spirit of the transaction. Monroe Bank and Trust and First Merchants believe this to be the best time to join together because there is a great opportunity to combine our strengths. “First Merchants is the right strategic partner whose vision and passion for serving its communities is closely aligned with what Monroe Bank and Trust has been delivering since 1858,” Doug Chaffin stated. • First Merchants’ strong capital position allows for larger commercial and small business credits, spurring additional economic and community development opportunities, all while preserving a customer-centric approach. Additionally, Monroe Bank and Trust clients will benefit from enhanced product and service offerings, the convenience of a larger banking center and ATM network and significantly enhanced commercial banking lending limits. 5

FIRST MERCHANTS LOCATIONS First Merchants location 69 Monroe Bank & Trust location 94 96 69 196 94 94 90 Detroit Michigan 75 88 94 69 Monroe 80 39 Munster 80 80 Ohio 75 55 Fort Wayne 39 Illinois 65 71 75 57 Lafayette 71 55 69 74 Muncie 74 74 Indianapolis 75 Columbus 70 57 71 75 74 70 65 70 57 Indiana 64 64 164 For the most up–to–date listings of First Merchants locations and hours, please visit us online at FirstMerchants.com/locations. 200 East Jackson Street Muncie, IN 1.800.205.3464 FirstMerchants.com 6

Celebrating 125 years as the most responsive, knowledgeable and high-performing financial organization for our clients, teammates and shareholders. Forbes has released its 2018 list of “America’s Best Banks,” and one of Indiana’s legacy financial institutions has reason to celebrate. We are proud to be ranked in the top five. First Merchants Bank was recently named as one of the Best Places to Work in Indiana in the Major Companies category. This thirteenth annual program was created by the Indiana Chamber of Commerce and Best Companies Group. First Merchants Bank was recently named as one of the 2018 Best Employers in Ohio. The annual list of the Best Employers in Ohio was created by the Ohio SHRM State Council and Best Companies Group. First Merchants Bank was recently named as one of the 2018 Best Employers in Illinois. The annual list of the Best Places to Work in Indiana was created by HRMAC and Best Companies Group. Investment Management solutions provided by First Merchants Private Wealth Advisors may not be FDIC insured, are not deposits of First Merchants Bank, and may lose value. Investments are not guaranteed by First Merchants Bank and are not insured by any government agency. CORP-SHEET-TrustBadges-0718 7

First Merchants Bank not only gives its time and talent to the local community but is focused on building relationships with the organizations we support including Habitat for Humanity, United Way, Food Banks in Ohio and Indiana, and Meals on Wheels to name a few. The goal of First Merchants Serves is to engage all employees in an annual volunteer day that is a regionally organized and sponsored First Merchants Community Volunteer Day event. First Merchants encourages and pays all employees to spend one day annually participating in community service. Marketing Liaisons will help coordinate these community days for their region. Since all employees cannot be involved on the same day, multiple opportunities should be identified and planned throughout the calendar year. • Our success is defined by the success of individuals, business and the communities we serve. • We proudly serve our communities as chairpersons, board members and volunteers for countless local non-profit organizations. Investment Management solutions provided by First Merchants Private Wealth Advisors may not be FDIC insured, are not deposits of First Merchants Bank, and may lose value. Investments are not guaranteed by First Merchants Bank and are not insured by any government agency. CORP-SHEET-FMServes-1018 8

FACT SHEET

First Merchants Corporation

August 1, 2018

First Merchants Corporation Announces 40 Percent Increase in the Second Quarter 2018 Earnings Per Share.

Second Quarter 2018 Earnings

First Merchants Corporation (NASDAQ - FRME) has reported second quarter 2018 net income of $39.6 million, an increase of 64 percent, compared to $24.1 million during the same period in 2017. Earnings per share for the period totaled $.80 per share, an increase of 40 percent, compared to the second quarter of 2017 result of $.57 per share. Net income for the six months ended June 30, 2018 totaled $76.3 million, compared to $47.3 million during the same period in 2017. Year-to-date earnings per share totaled $1.54 per share, an increase of $.41 per share, or 36 percent, over the same period in 2017. The increases in net income were driven by several key factors including strong core banking performance, two acquisitions that were fully integrated during the second half of 2017 and the impact of tax reform.

Michael C. Rechin, President and Chief Executive Officer, stated, "Our second quarter results reflect a sustained effort by our teammates on high performance. Our daily execution of market coverage and high touch service continues to yield strong organic growth. In combination with our highly efficient operating model, we continue to drive net interest income, profitability, performance and returns at levels produced by the best firms in our industry. We are optimistic about the health of our markets and are investing in the talent and technology we need going forward."

Second Quarter 2018 Highlights

- $39.6 Million of Net Income, a 64.2% Increase over 2Q2017
- Earnings Per Share of $ .80, a 40.4% Increase over 2Q2017
- Total Assets of $9.7 Billion Grew by 24.7% over 2Q2017
- Annualized Organic Loan & Deposit Growth of Approximately 10%
- 49.32% Efficiency Ratio
- Broad–based Asset Quality Improvement

Analyst Comments

FIG Partners – July 2018
Market–Perform

While we continue to have a positive bias on the FRME story, we remain Market Perform due to valuation as we believe risk reward dynamics are balanced. In our view, the current premium multiple is supported by FRME's solid growth outlook and strong profitability profile. M&A appears to be one catalyst to take shares higher in the near term. The recent pause has allowed FRME to harvest synergies from past deals and maximize earnings power while they await potential opportunities.

Keefe, Bruyette & Woods – July 2018
Outperform

Operating earnings of $0.78/sh topped expectations as FRME benefited from solid spread income growth and a lower provision reflecting continued strong credit trends. Loan and deposit growth impressed as both grew by 10% LQA while operating expenses were flat q/q. We look for earnings to be supported by margin expansion and steady loan growth; however, we trim estimates slightly due to a lower run rate on fee income and bump up in our tax rate expectation. Our $53 target remains unchanged as we reiterate our Outperform rating on the shares.

D A Davidson – July 2018
Buy

First Merchants reported 2Q18 EPS of $0.80, which was above our estimate of $0.76 (the high end of Street) and Street of $0.74. The beat against our estimates was driven by higher-than-expected spread income ($87.1M vs $83.7M) and lower-than-expected credit costs ($1.7M vs $5.6M). 2Q18 EPS of $0.80 increased by 8.1% Q/Q, driven by higher spread income (+5.6%) and, to a lesser extent, lower noninterest expenses (-0.3%); this was partly offset by lower fee income (-7.0%). Overall, operating revenues grew 3.2% Q/Q. FRME's core pre-tax income was $47.6M, up 9.9% on a linked quarter basis. In addition, the company posted an ROA and ROE of 1.63% and 11.9% in 2Q18, respectively, up from 1.57% and 11.2% in the prior quarter.

2018 Second Quarter Statistics

Asset Size	**$9.7 billion**
Deposits	**$7.5 billion**
Loans	**$7.1 billion**
Private Wealth	**$2.7 billion**
Customers	**232,345**
Banking Centers	**117**
NASDAQ Symbol	**FRME**

Capital Position

	2018 2Q FMC	"Well-Capitalized" Requirements
Total Risk-Based Capital Ratio	**13.81%**	10%
Tier 1 Risk-Based Capital Ratio	**12.03%**	6%
Leverage Ratio	**10.43%**	5%
TCE/TCA	**9.36%**	**N/A**

At a Glance

As the 2nd largest Indiana Bank, First Merchants delivers superior service to clients in 31 Indiana counties as well as two counties in both Illinois and Ohio for:

- Commercial Banking
- Personal Banking
- Private Wealth Advisors

Forbes 2018 BEST BANKS IN AMERICA — FIRST MERCHANTS BANK RANKED #4 IN 2018

First Merchants 125 Anniversary

Best Places to Work in Indiana 2018 | Best Employers in Ohio 2018 | Best Places to Work IL 2018

First Merchants

FirstMerchants.com 800.205.3464

First Merchants Bank | P.O. Box 792, Muncie, IN 47308 | 1.800.205.3464
Lafayette Bank & Trust | A Division of First Merchants Bank | P.O. Box 1130, Lafayette, IN 47902 | 1.800.755.2491
First Merchants Private Wealth Advisors | A Division of First Merchants Bank | P.O. Box 1467, Muncie, IN 47308 | 1.866.238.0082

First Merchants
WWW.FIRSTMERCHANTS.COM

First Merchants History



First Merchants Corporation has a rich history that dates back to 1893, when the bank was Merchants National Bank of Muncie. Through many years of acquisitions, mergers and charter consolidations, First Merchants Bank was established.

First Merchants Corporation has continually increased its capital strength through steady growth, sound financial management and a commitment of personal service to our customers. Since our modest beginnings over a century ago, personal, reliable and professional customer service was exhibited when daily entries in hand written journals were made. Today with significant improvements in our processes, via advancements in technology, the Corporation's commitment to personalized customer service is just as important as it was the first day we opened our doors for business.

Service and strength continue to be our theme for growth since our first president, Hardin Roads, started on his quest. It is our people that make this quest of growth a reality.





Our commitment to shareholders is to continue to evolve a culture that values employees while emphasizing high performance results. We want and need our employees to strive for success because they have an ownership in the company. We want and need our employees to view their time spent here as a career rather than a job. We believe strongly in hiring the right attitude first and training for skills.

Our consolidated structure supports our delivery commitment and expands the scope of our lending capabilities, allowing us to deliver strength and service... every day.

1893
- Merchants National Bank
  Muncie, IN

1988
- Pendleton Banking Company
  Pendleton, IN

1991
- First United Bank
  Middletown, IN

1996
- Union County National Bank
  Liberty, IN
- The Randolph County Bank
  Winchester, IN

1999
- First National Bank of Portland
  Portland, IN
- Anderson Community Bank
  Anderson, IN

2000
- Decatur Bank & Trust
  Decatur, IN

2001
- Frances Slocum Bank & Trust
  Wabash, IN

2002
- Lafayette Bank & Trust
  Lafayette, IN

2003
- Commerce National Bank
  Columbus, OH

2008
- Lincoln Bank
  Plainfield, IN

2012
- Shelby County Bank
  Shelbyville, IN

2013
- Citizens Financial Bank
  Munster, IN

2014
- Community Bank
  Noblesville, IN

2015
- Cooper State Bank
  Columbus, OH
- Ameriana Bank
  New Castle, IN

2017
- Arlington Bank
  Columbus, OH
- iAB Financial Bank
  Fort Wayne, IN

FIRST MERCHANTS BANK | P.O. Box 792, Muncie, IN 47308 | 1.800.205.3464
LAFAYETTE BANK & TRUST | A Division of First Merchants Bank | P.O. Box 1130, Lafayette, IN 47902 | 1.800.755.2491
FIRST MERCHANTS PRIVATE WEALTH ADVISORS | A Division of First Merchants Bank | P.O. Box 792, Muncie, IN 47308 | 1.866.238.0082
FDIC
CORP-SHEET-HISTORY-0917
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FIRST MERCHANTS | HOW WE DELIVER First Merchants Corporation PERSONAL COMMERCIAL MORTGAGE PRIVATE WEALTH BANKING BANKING ADVISORY Indianapolis Columbus, OH Lafayette Muncie Northwest Fort Wayne Monroe Bank Delaware, Fayette, Brown, Hamilton, Carroll, Clinton, Franklin County, OH Henry, Jay, Lake & Porter, IN Adams, Allen, Monroe & Wayne, MI Hancock, Hendricks, Jasper, Montgomery, Madison, Randolph, Cook & DuPage, IL Huntington, Marshall, Johnson, Marion, Tippecanoe, White Union, Wabash, Miami, Wells Morgan, Shelby Counties Wayne Counties, IN Counties Counties Butler, County, OH 200 East Jackson Street Muncie, IN 1.800.205.3464 FirstMerchants.com 11

FIRST MERCHANTS BANK EMPLOYEE BENEFITS SUMMARY First Merchants benefits strategy is designed to attract, retain, and motivate the best talent by providing highly valued healthcare, wellness, financial and work/life balance benefits. Our benefits strategy is designed to meet the needs of our employees and their families. Eligibility: The following benefits are offered to all employees working 30 or more hours a week. The effective date for MB&T employees to become eligible for First Merchants employee benefit plan participation will be immediately following the ceasing of MB&T benefit offerings. The timing of this transition from MB&T benefit plans to First Merchants benefit plans will be determined and communicated at a later date. KEEPING EMPLOYEES & FAMILIES HEALTHY NOTE: Spouses with medical coverage through their employer are not eligible for health insurance, however, may enroll in dental and vision coverage as long as the employee is enrolled in the coverage. Health Insurance Flexible Spending Accounts . Two High Deductible Health Plans . Three options to elect . Preventive care is covered at 100%  Healthcare FSA . Prescription Drug Coverage  Limited Healthcare FSA  Dependent Care FSA Dental Insurance Wellness Incentives . Preventive services covered at 100% with no . Two ways to save deductible  #1 – Non-tobacco use  #2 – Annual Physical/Wellness Vision Insurance Coaching/Age & Gender Screening . No deductible . One annual eye examination Additional Insurance Coverage . Contact lenses or eyeglass lenses every 12 . Two additional voluntary employee months and frames every 24 months paid insurance products are provided if the employee elects to enroll Health Savings Account  Accident insurance . Must be covered by a High Deductible  Critical Illness Insurance Health Plan . Account is portable PROTECTING LIFE & INCOME Group Term Life Insurance Accidental Death and Dismemberment . Bank paid for full-time employees . Accidental death benefit is provided by First . Equal to two times annual base salary Merchants (maximum benefit $200,000) . Equal to two times annual base salary (maximum of $200,000) Voluntary Life . Available for self, spouse or dependent. Dependent Group Term Life Insurance . Available for spouse and dependent children Voluntary Short-Term Disability . If enrolled as a new employee, no evidence of . Eligibility: Full time employees and part-time insurability is required. employees working 30 hours or more. . Two coverage options available Long-Term Disability . Bank paid for full time employees . Benefit level is 60% of monthly base pay and is offset by Social Security benefits Rev. 2018 Page 1 12

PREPARING FOR THE FUTURE

Retirement Income & Savings Plan 401(k)

- All employees who are at least 18 years of age are eligible to participate immediately upon hire
- Plan allows employees to save from 1% to 75% of compensation (pre-tax or after-tax Roth)
- Company match of **100%** of the first 3% of employee contribution; plus **50%** of the next 3% of employee contribution
- Employees vest 20% of the employer match each year, with *100% vesting at 5 years.*
- Participants may request a loan from their 401(k) account
- Vesting in the First Merchants 401(k) Plan will be calculated utilizing your hire date at Monroe Bank & Trust

Employee Stock Purchase Plan

- All MB&T employees are eligible to participate in the Employee Stock Purchase Plan after 90 days of service (calculated based on MB&T hire date) prior to a quarterly entry date
- A maximum fair market value of $25,000 in stock can be purchased with an after-tax deduction during a calendar year
- The purchase price each quarter will be 85% of the average fair market value of the stock during the quarter (15% purchase price discount). The price cannot be less than 85% of the lesser of the fair market value at the beginning or end of the quarter

WORK LIFE BALANCE

Vacation

Vacation schedule for employees hired within a calendar year.

Date of Employment	PT < 20 Eligible After 3 Months	PT 20 – 24 Eligible After 3 Months	PT 25 – 29 Eligible After 3 Months	PT 30 – 34 Eligible After 3 Months	Non-Officers Eligible After 3 Months	Officers & AVP Eligible immediately	VP & Above Eligible immediately
Jan to March	None	24 hours	29 hours	34 hours	40 hours	15 days	20 days
April to Jun	None	18 hours	22 hours	26 hours	30 hours	11 days	15 days
July to Aug	None	12 hours	15 hours	17 hours	20 hours	8 days	10 days
Sept to Nov	None	None	None	None	None	4 days	5 days
Dec	None	None	None	None	None	None	None

Vacation schedule for subsequent years of employment beginning on January 1.

Years of Service	PT<20	PT 20 -24	PT 25-29	PT 30 – 34	Non-Officer	Officer & AVP	VP & Above
Up to 1 through 4 years	None	58 hours	70 hours	82 hours	96 hours	17 days	22 days
5 through 9 years	None	72 hours	87 hours	102 hours	120 hours	20 days	22 days
10 through 14 years	None	96 hours	116 hours	136 hours	160 hours	22 days	22 days
15 or more years	None	106 hours	128 hours	150 hours	176 hours	22 days	22 days

Parental Leave

- Full time employees with one (1) year of service may be paid for up to ten (10) business days or eighty (80) hours following the birth or adoption of a child

Bank Holidays

- 10 paid holidays

Bereavement Time

- Time is given to assist employees during difficult time dependent upon the relation

Rev. 2018 Page 2

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Sick Leave . Full and part time eligible after three months Educational Assistance of service . Full and part time employees after one year of . During each subsequent year of service on service January 1, full time employees receive 64 . Undergraduate or graduate courses taken at hours and part-time employees who regularly an accredited institution work more than 20 hours a week, sick leave . Full time employees receive 75% tuition and will be prorated 50% book reimbursement provided the . Sick time rolls over and accumulates up to a employee receives a grade of C or better max. of 600 hours . Annual maximum for full time is $10,000 and part-time is $5,000 BANKING SERVICES DISCOUNTS Checking Account Savings Account Employee Loans Travelers Checks Cashier’s Checks Personal Money Orders Safe Deposit Boxes Rev. 2018 Page 3 14

Mike Rechin President and Chief Executive Officer Mr. Rechin joined the company in 2005 as Executive Vice President and Chief Operating Officer. He was promoted to President and Chief Executive Officer in 2007. His prior experience includes serving as Executive Vice President of Corporate Banking for National City Bank, managing its Indiana operations. He began his career with BancOhio National Bank in Columbus, Ohio, in 1983 as a corporate banking trainee and joined National City upon the acquisition of BancOhio in 1984. He held various positions in the multi-national and metro-Ohio commercial banking areas of National City before assuming his executive post in Indianapolis in 1995. He is a graduate of Miami University of Ohio with a Bachelor’s degree in English and an MBA in Finance. He has completed numerous banking schools during his career. As an active leader in the central Indiana community, Mike is a director of OneZone, a director of The Center for the Performing Arts, a director of Conner Prairie, and a director of the Sheehan Family Foundation. He previously served as a director of the United Way of Central Indiana, The Arts Council of Indianapolis, Lynx Capital Corporation, Junior Achievement of Indianapolis, Indiana State Chamber of Commerce, Board of Trustees at Minnetrista and the Indy Partnership. 765.213.3488 | mrechin@firstmerchants.com BIO-SHEET-RECHIN-0918 www.firstmerchants.com 15

Mark Hardwick Executive Vice President, Chief Financial Officer and Chief Operating Officer Mark K. Hardwick is the executive vice president, chief operating officer, and chief financial officer of First Merchants Corporation. Mark joined First Merchants in November of 1997 as corporate controller and was promoted to CFO in April of 2002. In June of 2007, Hardwick also assumed all leadership responsibilities related to operations, technology, and risk management for the corporation. In 2016, Mark’s title expanded to include COO, overseeing the leadership responsibilities for finance, operations, technology, risk, legal, and facilities for the corporation. Prior to joining First Merchants Corporation, Mark served as a senior accountant with BKD, LLP in Indianapolis. Mark is a graduate of Ball State University with a bachelor’s degree in accounting and a master’s in business administration. He is also a certified public accountant and a graduate of the Stonier School of Banking. As a leader in the Central Indiana community, Mark serves as a board member of Meridian Health Services, Cardinal Properties, Inc., Next Muncie, Miller College of Business Advisory Board, and the Investment Committee of The Community Foundation of Muncie and Delaware County. Mark is a former president of the Delaware Country Club and board member of Union Chapel United Ministries. Mark is a member of the Ball State University Athletics Hall of Fame. He was also the recipient of the Indianapolis Business Journal’s “CFO of the Year” in 2012. Mark and his wife, Cathy, live in Yorktown and have two children, Halie and Bryce. 765.751.1857 | mhardwick@firstmerchants.com BIO-SHEET-HardwickMark-0918 www.firstmerchants.com 16

Mike Stewart Executive Vice President and Chief Banking Officer Stewart is Executive Vice President and Chief Banking Officer for First Merchants Corporation, in Muncie, Indiana, which has operations throughout Indiana, central Ohio and Illinois. In his role, he oversees the Commercial and Retail banking activities for the company. Stewart has a Bachelor’s of Finance from Millikin University in Decatur, IL, and a MBA from Butler University in Indianapolis, IN. His current community support includes Director and past Chairman of Bosma Industries, Director of the Indiana Chamber of Commerce, Advisory Board member of Oxer Capital and Director of Second Presbyterian Foundation. Previously he was a Director of Westminster Neighborhood Services, past member of Park Tudor Planned Giving, past Director for Junior Achievement of Central Indiana, Inc., past Chairman of the Seton Society (a St. Vincent Hospital Foundation Organization) and an alumnus of the Diversity Leadership Group of Greater Indianapolis. Previous to joining First Merchants, Stewart spend eighteen years with National City Bank, most recently as Executive Vice President of the Corporate Bank and Chief Credit Officer of the Indiana bank. Stewart and his wife, Barb, have one son. 765.213.3434 | mstewart@firstmerchants.com BIO-SHEET-StewartMike-1217 www.firstmerchants.com 17

John Martin Executive Vice President and Corporate Chief Credit Officer Mr. Martin is currently Executive Vice President and Corporate Chief Credit Officer. His career with First Merchants began in 2007 as First Vice President in Risk Management. He was promoted to Deputy Chief Credit Officer in 2008, promoted to Corporate Chief Credit Officer in 2009, and Executive Vice President in 2013. Prior to joining First merchants, Mr. Martin worked at National City Bank holding various senior- level assignments in a variety of areas including Commercial, Retail and Wealth Management. His last position prior to joining the company was Senior Vice President and Credit Officer with both transactional adjudication and policy making responsibilities. He is a graduate of Indiana University with a Bachelor’s degree in economics and has a MBA from Case Western University. 765.378.8534 | jmartin@firstmerchants.com BIO-SHEET-MartinJohn-1217 www.firstmerchants.com 18